Exhibit 99.1

FOURTH QUARTER 2014
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND RECORD 2014 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year and quarter ended October 31, 2014 and related notes prepared in accordance with International Financial Reporting Standards (IFRS). Our 2014 Annual Report (which includes our audited annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2014 Annual Information Form and our Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, December 3, 2014 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $9.0 billion for the year ended October 31, 2014, up $662 million or 8% from last year, driven by record earnings across all of our business segments. Our performance also reflects positive operating leverage across most businesses, and solid credit quality with a provision for credit loss (PCL) ratio of 0.27%. Our capital position remains strong with a Basel III Common Equity Tier 1 ratio of 9.9% at the end of fiscal 2014.

“We delivered record earnings of $9.0 billion in 2014 with record results in each of our business segments,” said Dave McKay, RBC President and CEO. “Looking ahead, while we anticipate industry headwinds to persist, we believe RBC is well positioned given the strength of our franchise as well as our commitment to delivering superior advice and a differentiated experience to our clients.”

2014 compared to 2013

•    Net income of $9,004 million (up 8% from $8,342 million)

•    Diluted earnings per share (EPS) of $6.00 (up $0.51 from $5.49)

•     Return on common equity (ROE)(1) of 19.0% (down from 19.7%)

•     Basel III Common Equity Tier 1 (CET1) ratio of 9.9%

Excluding specified items(2) : 2014 compared to 2013 • Net income of $9,136 million (up 10% from $8,342 million) • Diluted EPS of $6.09 (up $0.60 from $5.49) • ROE of 19.3% (down from 19.7%)

2014 Performance

Earnings of $9.0 billion were up $662 million, or 8% from last year. Excluding specified items(2), earnings were $9.1 billion, up $794 million or 10%(3), driven by record results in all of our business segments. Key highlights include:

•	7% earnings growth in Canadian Banking, largely from solid volume growth and strong fee-based revenue growth;
•	22% earnings growth in Wealth Management, driven by higher revenue from growth in average fee-based client assets;
•

31% earnings growth in Insurance, largely due to lower net claims costs and favourable actuarial adjustments. A charge of $118 million after-tax reflecting a change in tax legislation in Canada was included in 2013 results;

•

30% earnings growth in Investor & Treasury Services, driven by the continued benefits of our efficiency management activities and growth in client deposits. A restructuring charge of $31 million after-tax was included in 2013 results;

•

21% earnings growth in Capital Markets, largely driven by strong equity markets, our continued focus on origination, lending and increased activity from client-driven strategies, as well as strong credit quality; and,

•	Increased quarterly dividend twice during the year for a total increase of 12%.

Net income for the fourth quarter ended October 31, 2014 was $2.3 billion, up 11% from last year, driven by strong performance across our retail businesses and continued strength in Investor & Treasury Services.

“We delivered another strong quarter of earnings growth, demonstrating the strength of our retail businesses and capital position, as well as our continued focus on efficiency management activities,” said Dave McKay, RBC President and CEO.

Q4 2014 compared to Q4 2013 • Net income of $2,333 million (up 11% from $2,101 million) • Diluted EPS of $1.57 (up $0.18 from $1.39) • ROE of 19.0% (up from 18.8%)	Q4 2014 compared to Q3 2014 • Net income of $2,333 million (down 2% from $2,378 million) • Diluted EPS of $1.57 (down $0.02 from $1.59) • ROE of 19.0% (down from 19.6%)

Q4 2014 Performance

Earnings of $2.3 billion were up $232 million or 11% from last year, driven by strong performance across all of our retail businesses, reflecting higher revenue in Wealth Management on increased average fee-based client assets, higher earnings in Canadian Banking reflecting strong fee-based revenue growth and solid volume growth of 5%, and lower net claims in Insurance. These factors were partially offset by lower earnings in Capital Markets, largely driven by lower trading revenue.

Earnings were down $45 million or 2% from last quarter. Earnings were down $85 million or 4%(3) excluding the loss related to the sale of RBC Jamaica of $40 million (before and after-tax) last quarter, as solid revenue growth in our retail businesses was more than offset by lower trading results reflecting challenging market conditions in the latter half of the quarter compared to strong levels last quarter, a $105 million ($51 million after tax and compensation adjustments) charge reflecting the implementation of valuation adjustments related to funding costs on uncollateralized over-the-counter derivatives (FVA), as well as $75 million ($46 million after-tax and variable compensation) of lower revenue and costs associated with the exit of certain proprietary trading strategies in compliance with the Volcker Rule. Higher PCL in Capital Markets and Caribbean banking also contributed to the decrease.

1	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our 2014 Annual Report.
2	Specified items for 2014 include a loss of $100 million (before- and after-tax) related to the sale of RBC Jamaica along with provisions of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean. These are non-GAAP measures. For further information, including a reconciliation, please refer to the Key performance and non-GAAP measures section on page 11 of this Earnings Release.
3	These are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP measures section on page 11 of this Earnings Release.

Q4 2014 Business Segment Performance

Personal & Commercial Banking net income of $1,151 million was up $81 million or 8% compared to last year. Canadian Banking net income was a record $1,210 million, up $123 million or 11%, driven by strong fee-based revenue growth, solid volume growth of 5% across most of our businesses, and favourable net cumulative accounting adjustments of $55 million ($40 million after-tax) in the quarter.

Compared to last quarter, Personal & Commercial Banking net income was up $13 million or 1%. Canadian Banking net income was up $25 million or 2%, reflecting favourable net cumulative accounting adjustments noted above and fee-based revenue growth. These factors were partly offset by higher marketing and infrastructure costs in support of business growth.

Wealth Management net income of $285 million was up $83 million or 41% compared to last year, mainly due to higher earnings from growth in average fee-based client assets in our Global Asset Management and Canadian Wealth Management businesses resulting from capital appreciation and net sales, along with lower PCL. Compared to last quarter, net income was flat as the positive impact of higher earnings from growth in average fee-based client assets was offset by restructuring costs of $27 million ($18 million after-tax) related to our U.S. and International Wealth Management businesses.

Insurance net income of $256 million increased $149 million from last year. Net income increased $31 million or 14%(1) excluding a charge last year of $118 million after-tax related to a change in tax legislation in Canada, mainly due to lower net claims costs and earnings from a new U.K. annuity contract. Compared to last quarter, net income increased $42 million or 20%, also reflecting lower net claims costs and earnings from a new U.K. annuity contract.

Investor & Treasury Services net income of $113 million increased $22 million or 24% compared to last year, largely due to higher net interest income from growth in client deposits and continuing benefits from our ongoing focus on efficiency management activities. Compared to last quarter, net income increased $3 million or 3%.

Capital Markets net income of $402 million decreased $67 million or 14% from last year, mainly due to lower trading results primarily reflecting a $105 million charge ($51 million after tax and compensation adjustments) from the implementation of FVA, $75 million ($46 million after-tax and variable compensation) in lower revenue and costs associated with the exit of certain proprietary trading strategies in compliance with the Volcker Rule, as well as challenging market conditions in the latter half of the quarter. Higher PCL also contributed to the decrease. These factors were partially offset by higher corporate and investment banking activities and lower variable compensation.

Compared to last quarter, net income decreased $239 million or 37% from a very strong third quarter, mainly due to lower trading results, lower investment banking activities, and higher PCL. These factors were partially offset by lower variable compensation, lower litigation provisions and related legal costs.

Corporate Support net income was $126 million largely reflecting gains on private equity investments related to the sale of a legacy portfolio and asset/liability management activities. Net income last year was $162 million mostly due to net favourable tax adjustments including a $124 million income tax adjustment which related to prior years.

Capital – As at October 31, 2014, Basel III CET1 ratio was 9.9%, up 40 basis points (bps) compared to last quarter, driven by solid internal capital generation and lower risk-weighted assets partially reflecting the exit of certain proprietary trading strategies in compliance with the Volcker Rule.

Credit Quality – Total PCL of $345 million increased $11 million or 3% from a year ago, and $62 million or 22% from last quarter, mainly due to higher PCL in Capital Markets and higher PCL in Caribbean Banking, primarily reflecting increased provisions on our impaired residential mortgages portfolio of $50 million. Our PCL ratio of 0.31% decreased 1 bp compared to last year and increased 5 bps compared to last quarter.

1	These are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP measures section on page 11 of this Earnings Release.

Selected financial and other highlights

	As at or for the three months ended						For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2014		July 31 2014		October 31 2013		October 31 2014		October 31 2013
Total revenue	$8,382		$8,990		$7,919		$34,108		$30,682
Provision for credit losses (PCL)	345		283		334		1,164		1,237
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	752		1,009		878		3,573		2,784
Non-interest expense	4,340		4,602		4,151		17,661		16,214
Net income before income taxes	2,945		3,096		2,556		11,710		10,447
Segments - net income (loss)
Personal & Commercial Banking	$1,151		$1,138		$1,070		$4,475		$4,380
Wealth Management	285		285		202		1,083		886
Insurance	256		214		107		781		595
Investor & Treasury Services	113		110		91		441		339
Capital Markets	402		641		469		2,055		1,700
Corporate Support	126		(10)		162		169		442
Net income	$2,333		$2,378		$2,101		$9,004		$8,342
Selected information
Earnings per share (EPS) - basic	$1.57		$1.59		$1.40		$6.03		$5.53
- diluted	1.57		1.59		1.39		6.00		5.49
Return on common equity (ROE) (1) (2)	19.0%		19.6%		18.8%		19.0%		19.7%
PCL on impaired loans as a % of average net loans and acceptances	0.31%		0.26%		0.32%		0.27%		0.31%
Gross impaired loans (GIL) as a % of loans and acceptances	0.44%		0.45%		0.52%		0.44%		0.52%
Capital ratios and multiples
Common Equity Tier 1 (CET1) ratio	9.9%		9.5%		9.6%		9.9%		9.6%
Tier 1 capital ratio	11.4%		11.2%		11.7%		11.4%		11.7%
Total capital ratio	13.4	X	13.0	X	14.0	X	13.4	X	14.0	X
Assets-to-capital multiple (3)	17.0%		17.3%		16.6%		17.0%		16.6%
Selected balance sheet and other information
Total assets	$940,550		$913,870		$859,745		$940,550		$859,745
Securities	199,148		199,114		182,710		199,148		182,710
Loans (net of allowance for loan losses)	435,229		430,421		408,850		435,229		408,850
Derivative related assets	87,402		72,823		74,822		87,402		74,822
Deposits	614,100		601,691		563,079		614,100		563,079
Common equity	48,615		46,965		43,064		48,615		43,064
Average common equity (1)	47,450		46,400		42,500		45,700		40,600
Total capital risk-weighted assets	372,050		371,949		318,981		372,050		318,981
Assets under management (AUM)	457,000		446,500		391,100		457,000		391,100
Assets under administration (AUA) (4)	4,647,000		4,472,300		4,050,900		4,647,000		4,050,900
Common share information
Shares outstanding (000s) - average basic	1,442,368		1,442,312		1,440,911		1,442,553		1,443,735
- average diluted	1,449,342		1,449,455		1,462,728		1,452,003		1,466,529
- end of period	1,442,233		1,441,536		1,441,056		1,442,233		1,441,056
Dividends declared per share	$0.75		$0.71		$0.67		$2.84		$2.53
Dividend yield (5)	3.8%		3.7%		4.0%		3.8%		4.0%
Common share price (RY on TSX)	$80.01		$80.47		$70.02		$80.01		$70.02
Market capitalization (TSX)	115,393		116,000		100,903		115,393		100,903
Business information from continuing operations (number of)
Bank branches	1,366		1,364		1,372		1,366		1,372
Automated teller machines (ATMs)	4,929		4,940		4,973		4,929		4,973
Period average US$ equivalent of C$1.00 (6)	$0.900		$0.925		$0.960		$0.914		$0.977
Period-end US$ equivalent of C$1.00	$0.887		$0.917		$0.959		$0.887		$0.959

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the How we measure and report our business segments section of our 2014 Annual Report.
(2)	These measures do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. See the Key performance and Non-GAAP Measures section of this Earnings Release, our Q4 2014 Supplementary Financial Information and our 2014 Annual Report for additional information.
(3)	Effective the first quarter of 2013, we calculate capital ratios and Assets-to-capital multiple using the Basel III framework. Capital ratios presented above are on an “all-in” basis. The CET1 ratio is a new regulatory measure under the Basel III framework. For further details, refer to the Capital Management section of our 2014 Annual Report.
(4)	Includes $31.2 billion (July 31, 2014 – $31.4 billion, October 31, 2013 – $32.6 billion) of securitized mortgages and credit card loans.
(5)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(6)	Average amounts are calculated using month-end spot rates for the period.

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	October 31 2014	July 31 2014	October 31 2013
Net interest income	$2,447	$2,475	$2,405
Non-interest income	1,104	987	903
Total revenue	3,551	3,462	3,308
PCL	314	284	275
Non-interest expense	1,686	1,632	1,602
Net income before income taxes	1,551	1,546	1,431
Net income	$1,151	$1,138	$1,070

Revenue by business
Canadian Banking	3,346	3,252	3,109
Caribbean & U.S. Banking	205	210	199

Key ratios
ROE	28.3%	29.4%	27.5%
NIM (1)	2.71%	2.79%	2.76%
Efficiency ratio (2)	47.5%	47.1%	48.4%
Efficiency ratio adjusted (2), (3)	n.a.	46.0%	n.a.
Operating leverage	2.1%	(0.2%)	(2.7)%
Operating leverage adjusted (3)	n.a.	2.3%	n.a.
Selected average balance sheet information
Total assets	$375,000	$369,400	$362,600
Total earning assets (4)	357,600	352,500	345,800
Loans and acceptances (4)	358,000	352,400	345,200
Deposits	285,200	279,100	268,200
Attributed capital	16,000	15,100	15,100
Risk capital	11,350	10,450	10,450
Other information
AUA (5)	$214,200	$213,600	$192,200
AUM	4,000	3,800	3,400
Number of employees (FTE)	36,174	36,944	38,011
Effective tax rate	25.8%	26.4%	25.2%
Credit information
Gross impaired loans as a % of average net loans and acceptances	0.53%	0.55%	0.54%
PCL on impaired loans as a % of average net loans and acceptances	0.35%	0.32%	0.32%

	For the three months ended
Estimated impact of U.S. dollar and Trinidad & Tobago dollar (TTD) translation on key income statement items	Q4 2014 vs.	Q4 2014 vs.
(Millions of Canadian dollars, except percentage amounts)	Q4 2013	Q3 2014
Increase (decrease):
Total revenue	$10	$5
Non-interest expense	7	3
Net income	1	1
Percentage change in average US$ equivalent of C$1.00	(6)%	(3)%
Percentage change in average TTD equivalent of C$1.00	(7)%	(3)%

(1)	Calculated as net interest income divided by average total earning assets.
(2)	Efficiency ratio is calculated as non-interest expense divided by Total revenue.
(3)	Measures have been adjusted by excluding the loss related to the sale of RBC Jamaica and are non-GAAP. For further details, refer to the Non-GAAP measures section on page 11 of this Earnings Release.
(4)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended October 31, 2014 of $54.5 billion and $8.0 billion, respectively (July 31, 2014 – $52.9 billion and $8.3 billion; October 31, 2013 – $53.9 billion and $7.2 billion).
(5)	AUA includes securitized residential mortgages and credit card loans as at October 31, 2014 of $23.2 billion and $8.0 billion respectively (July 31, 2014 – $23.1 billion and $8.3 billion; October 31, 2013 – $25.4 billion and $7.2 billion).

Q4 2014 vs. Q4 2013

Net income increased $81 million or 8% compared to last year, reflecting strong fee-based revenue growth, solid volume growth and favourable net cumulative accounting adjustments of $55 million ($40 million after-tax) in the quarter in Canadian Banking. These factors were partly offset by higher PCL in the Caribbean.

Total revenue increased $243 million or 7%, largely due to strong fee-based revenue growth, primarily attributable to higher mutual fund distribution fees and card services revenue, solid volume growth of 5% across most businesses in Canada and favourable net cumulative accounting adjustments.

Net interest margin decreased 5 bps, primarily due to a change in recording of certain loan fees in our business portfolio from Net interest income to Non-interest income as well as other accounting adjustments.

PCL increased $39 million, with the PCL ratio increasing 3 bps, largely reflecting increased provisions on our impaired residential mortgage portfolio of $50 million in the Caribbean, partly offset by lower provisions in our personal lending portfolios in Canada.

Non-interest expense increased $84 million or 5%, mostly due to higher marketing and infrastructure costs in support of business growth and higher variable compensation. These factors were partly offset by continuing benefits from our efficiency management activities, including the full integration of Ally Canada, as well as lower provisions related to post-employment benefits and restructuring charges in the Caribbean as last year included a provision of $40 million compared to a provision of $17 million this year related to restructuring charges.

Q4 2014 vs. Q3 2014

Net income increased $13 million or 1%. Excluding a loss of $40 million (before and after-tax) related to the closing of the sale of RBC Jamaica last quarter, net income decreased $27 million or 2%(1), as favourable net cumulative accounting adjustments noted above and fee-based revenue growth were more than offset by higher PCL in the Caribbean and a $17 million provision related to restructuring in the Caribbean.

Canadian Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	October 31 2014	July 31 2014	October 31 2013
Net interest income	$2,305	$2,331	$2,265
Non-interest income	1,041	921	844
Total revenue	3,346	3,252	3,109
PCL	236	230	249
Non-interest expense	1,479	1,426	1,398
Net income before income taxes	1,631	1,596	1,462
Net income	$1,210	$1,185	$1,087

Revenue by business
Personal Financial Services	$1,843	$1,857	$1,776
Business Financial Services	869	771	750
Cards and Payment Solutions	634	624	583

Key ratios
ROE	36.1%	37.7%	34.4%
NIM (1)	2.66%	2.73%	2.70%
Efficiency ratio (2)	44.2%	43.8%	45.0%
Operating leverage	1.8%	1.7%	0.0%
Selected average balance sheet information
Total assets	$356,500	$351,100	$345,000
Total earning assets (3)	343,400	339,000	333,200
Loans and acceptances (3)	350,200	344,800	337,700
Deposits	269,700	264,100	253,600
Attributed capital	13,150	12,300	12,350
Other information
AUA (4)	205,200	204,300	183,600
Number of employees (FTE)	31,442	32,035	31,970
Effective tax rate	25.8%	25.8%	25.6%
Credit information
Gross impaired loans as a % of average net loans and acceptances	0.32%	0.33%	0.35%
PCL on impaired loans as a % of average net loans and acceptances	0.27%	0.26%	0.29%

(1)	Calculated as net interest income divided by average total earning assets. For further discussion on NIM, see How we measure and report our business segments in our 2014 Annual Report.
(2)	Efficiency ratio is calculated as non-interest expense divided by total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended October 31, 2014 of $54.5 billion and $8.0 billion, respectively (July 31, 2014 – $52.9 billion and $8.3 billion; October 31, 2013 – $53.9 billion and $7.2 billion).
(4)	AUA includes securitized residential mortgages and credit card loans as at October 31, 2014 of $23.2 billion and $8.0 billion respectively (July 31, 2014 – $23.1 billion and $8.3 billion; October 31, 2013 – $25.4 billion and $7.2 billion).

Q4 2014 vs. Q4 2013

Net income increased $123 million or 11% compared to last year, driven by strong fee-based revenue growth, solid volume growth and favourable net cumulative accounting adjustments of $55 million ($40 million after-tax).

Total revenue increased $237 million or 8%, reflecting strong fee-based revenue growth, primarily attributable to higher mutual fund distribution fees and card services revenue, solid volume growth of 5% across most businesses and favourable net cumulative accounting adjustments noted above.

Net interest margin decreased 4 bps, primarily due to the change in recording of certain loan fees in our business portfolio from Net interest income to Non-interest income as well as other accounting adjustments.

PCL decreased $13 million, with the PCL ratio decreasing 2 bps, largely reflecting lower impairments in our personal lending portfolio, partially offset by higher write-offs in our credit cards portfolio.

Non-interest expense increased $81 million or 6%, compared to last year, mostly due to higher marketing and infrastructure costs in support of business growth and higher variable compensation, partly offset by continuing benefits from our efficiency management activities including the full integration of Ally Canada.

Q4 2014 vs. Q3 2014

Net income increased $25 million or 2%, reflecting favourable net cumulative accounting adjustments as noted above and fee-based revenue growth. These factors were partly offset by higher marketing and infrastructure costs in support of business growth.

[1]	These are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP measures section on page 11 of this Earnings Release.

Wealth Management

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	October 31 2014	July 31 2014	October 31 2013
Net interest income	$123	$117	$103
Non-interest income
Fee-based revenue	1,112	1,059	910
Transactional and other revenue	404	409	402
Total revenue	1,639	1,585	1,415
PCL	—	—	42
Non-interest expense	1,245	1,191	1,089
Net income before income taxes	394	394	284
Net income	$285	$285	$202

Revenue by business
Canadian Wealth Management	$583	$555	$493
U.S. & International Wealth Management	630	609	583
U.S. & International Wealth Management (US$ millions)	565	564	560
Global Asset Management	426	421	339
Key ratios
ROE	19.6%	20.3%	14.4%
Pre-tax margin (1)	24.0%	24.9%	20.1%
Selected average balance sheet information
Total assets	$26,800	$25,800	$22,900
Loans and acceptances	16,800	15,900	13,400
Deposits	37,900	35,900	33,200
Attributed capital	5,650	5,450	5,350
Other information
Revenue per advisor (000s) (2)	$1,030	$986	$890
AUA - total (3)	717,500	700,600	639,200
- U.S. & International Wealth Management (3)	432,400	419,500	387,800
- U.S. & International Wealth Management (US$ millions) (3)	383,700	384,400	371,900
AUM (3)	452,300	442,100	387,200
Average AUA	714,000	694,600	628,000
Average AUM	449,200	436,200	381,900
Number of advisors (4)	4,402	4,396	4,366
		For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)		Q4 2014 vs. Q4 2013	Q4 2014 vs. Q3 2014
Increase (decrease):
Total revenue		$43	$11
Non-interest expense		38	9
Net income		4	1
Percentage change in average US$ equivalent of C$1.00		(6)%	(3)%
Percentage change in average British pound equivalent of C$1.00		(8)%	1%
Percentage change in average Euro equivalent of C$1.00		(1)%	3%

(1)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(2)	Represents investment advisors and financial consultants of our Canadian and U.S. full-service wealth businesses.
(3)	Represents period-end spot balances.
(4)	Represents client-facing advisors across all our wealth management businesses.

Q4 2014 vs. Q4 2013

Net income increased $83 million or 41% from a year ago, mainly due to higher earnings from growth in average fee-based client assets primarily in our Global Asset Management and Canadian Wealth Management businesses, and lower PCL.

Total revenue increased $224 million or 16%, mainly due to higher revenue from growth in average fee-based client assets reflecting capital appreciation and strong net sales, and the impact of foreign exchange translation.

PCL was nil. Last year included provisions on a few accounts.

Non-interest expense increased $156 million or 14%, mainly due to higher variable compensation driven by higher revenue, increased costs in support of business growth, the impact of foreign exchange translation, and restructuring costs of $27 million ($18 million after-tax) related to our U.S. and International Wealth Management businesses.

Q4 2014 vs. Q3 2014

Net income was flat compared to last quarter as higher earnings from growth in average fee-based client assets reflecting capital appreciation and net sales were mostly offset by restructuring costs related to our U.S. and International Wealth Management businesses and lower transaction volumes. In addition, last quarter’s results included semi-annual performance fees.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2014	July 31 2014	October 31 2013
Non-interest income
Net earned premiums	$940	$923	$926
Investment income (1)	159	381	92
Fee income	75	79	82
Total revenue	1,174	1,383	1,100
Insurance policyholder benefits and claims (1)	657	925	764
Insurance policyholder acquisition expense	95	84	114
Non-interest expense	149	143	143
Net income before income taxes	273	231	79
Net income	$256	$214	$107

Revenue by business line
Canadian Insurance	$646	$871	$611
International Insurance	528	512	489
Key ratios
ROE	61.5%	53.2%	31.8%
Selected average balance sheet information
Total assets	$12,700	$12,100	$11,600
Attributed capital	1,650	1,600	1,300
Other information
Premiums and deposits (2)	$1,318	$1,310	$1,266
Canadian Insurance	615	637	605
International Insurance	703	673	661
Insurance claims and policy benefit liabilities	$8,564	$8,473	$8,034
Fair value changes on investments backing policyholder liabilities (1)	43	255	(28)
Embedded value (3)	6,239	6,175	6,302
AUM	700	600	500

(1)	Investment income can experience volatility arising from fluctuation in the fair value of Fair Value Through Profit or Loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.
(3)	Embedded value is defined as the sum of value of equity held in our Insurance segment and the value of in-force business policies (existing policies). For further details, refer to the Key performance and Non-GAAP Measures section of our 2014 Annual Report.

Q4 2014 vs. Q4 2013

Net income increased $149 million from a year ago. Net income increased $31 million or 14%(1) excluding a charge last year of $160 million ($118 million after-tax) as a result of new tax legislation in Canada, mainly due to lower net claims costs including a favourable cumulative adjustment related to outstanding claims in our life retrocession business and earnings from a new U.K. annuity contract. Our results last year included a favourable impact from interest and asset related activities on the Canadian life business and a gain on sale of our Canadian travel agency insurance business.

Total revenue increased $74 million or 7% as compared to last year, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the decrease in long-term interest rate, largely offset in PBCAE. Earnings from a new U.K. annuity contract also contributed to the increase. These factors were partially offset by the impact of the sale of our Canadian travel agency insurance business.

PBCAE decreased $126 million or 14%. Excluding a charge last year of $160 million related to new tax legislation in Canada as noted above, PBCAE increased $34 million or 5%, mostly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue. These factors were partially offset by lower net claims costs including a favourable adjustment as noted above.

Non-interest expense increased $6 million or 4%, primarily due to higher costs in support of business growth, partially offset by continuing benefits from our efficiency management activities.

Q4 2014 vs. Q3 2014

Net income increased $42 million or 20% from last quarter mainly due to lower net claims costs including a favourable cumulative adjustment as noted above and earnings from a new U.K. annuity contract.

1	These are non-GAAP measures. For future information, including a reconciliation, refer to the non-GAAP measures section on page 11 of this Earnings Release.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2014	July 31 2014	October 31 2013
Net interest income	$183	$182	$165
Non-interest income	293	298	281
Total revenue	476	480	446
Non-interest expense	321	330	324
Net income before income taxes	155	150	122
Net income	$113	$110	$91
Key ratios
ROE	19.5%	20.1%	17.9%
Selected average balance sheet information
Total assets	$100,300	$91,200	$82,000
Deposits	112,700	110,200	102,800
Client deposits	45,000	42,700	37,400
Wholesale funding deposits	67,700	67,500	65,400
Attributed capital	2,250	2,150	1,950
Other information
AUA	3,702,800	3,546,100	3,208,800
Average AUA	3,565,500	3,481,977	3,153,400

Q4 2014 vs. Q4 2013

Net income increased $22 million or 24%, largely reflecting higher net interest income from growth in client deposits, continuing benefits from our efficiency management activities and higher foreign exchange results in Investor Services.

Total revenue increased $30 million or 7%, mainly due to higher net interest income resulting from growth in client deposits, higher foreign exchange revenue, and higher funding and liquidity revenue mainly as a result of tightening credit spreads. These factors were partially offset by a decrease in custodial fees.

Non-interest expense decreased $3 million or 1%, primarily due to continuing benefits from our efficiency management activities, partially offset by the impact of foreign exchange translation.

Q4 2014 vs. Q3 2014

Net income increased $3 million or 3%, largely due to an increase in custodial fees and higher foreign exchange results in Investor Services, mostly offset by lower securities lending results as last quarter was favourably impacted by seasonally higher securities lending.

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2014	July 31 2014	October 31 2013
Net interest income (1)	$877	$999	$694
Non-interest income	622	1,186	989
Total revenue (1)	1,499	2,185	1,683
PCL	32	1	11
Non-interest expense	899	1,269	960
Net income before income taxes	568	915	712
Net income	$402	$641	$469
Revenue by business
Corporate and Investment Banking	$846	$965	$786
Global Markets	650	1,220	888
Other	3	—	9
Key ratios
ROE	10.7%	16.9%	14.0%
Total assets	$416,900	$391,500	$358,500
Average trading securities	105,400	103,200	98,900
Average loans and acceptances	68,500	66,300	57,400
Average deposits	51,500	49,000	40,800
Attributed capital	14,450	14,650	12,800
Credit information
Gross impaired loans as a % of average net loans and acceptances	0.07%	0.08%	0.40%
PCL on impaired loans as a % of average net loans and acceptances	0.19%	0.01%	0.08%
		For the three months ended
Estimated impact of U.S., British pound and Euro translation on key income statement items		Q4 2014 vs Q4 2013	Q4 2014 vs Q3 2014
Increase (decrease):
Total revenue		$73	$34
Non-interest expense		46	11
Net income		13	14
Percentage change in average US$ equivalent of C$1.00		(6)%	(3)%
Percentage change in average British pound equivalent of C$1.00		(8)%	1%
Percentage change in average Euro equivalent of C$1.00		(1)%	3%

(1)	The teb adjustment for Q4 2014 was $101 million (Q3 2014 – $174 million, Q4 2013 – $122 million). For further discussion, refer to the How we measure and report our business segments section in our 2014 Annual Report.

Q4 2014 vs. Q4 2013

Net income decreased $67 million or 14% from last year, mainly due to lower trading results primarily reflecting a $105 million charge ($51 million after tax and compensation adjustments) reflecting the implementation of FVA, $75 million ($46 million after-tax and variable compensation) in lower trading revenue and costs associated with the exit of certain proprietary trading strategies in compliance with the Volcker Rule, as well as challenging market conditions in the latter half of the quarter, partially offset by lower variable compensation.

Total revenue decreased $184 million or 11% from last year, primarily due to lower trading revenue reflecting the factors noted above, which was partially offset by higher corporate and investment banking revenue including the impact of foreign exchange translation.

PCL increased $21 million from last year, reflecting a provision on a single account.

Non-interest expense decreased $61 million or 6% from last year, mainly due to lower variable compensation. These factors were partially offset by the impact of foreign exchange translation, higher costs in support of business growth, and costs associated with the exit of certain proprietary trading strategies noted above.

Q4 2014 vs. Q3 2014

Net income decreased $239 million or 37% from the record results last quarter, mainly due to lower trading results reflecting challenging market conditions in the latter half of the quarter compared to strong levels last quarter, the implementation of FVA, and lower trading revenue and costs associated with the exit of certain proprietary trading strategies as noted above. Lower results in most investment banking businesses compared to strong levels last quarter, and higher PCL also contributed to the decrease. These factors were partially offset by lower variable compensation reflecting lower results and a lower compensation to revenue ratio, lower litigation provisions and related legal costs, and strong growth in M&A activity.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	October 31 2014	July 31 2014	October 31 2013
Net interest (loss) income (1)	$(70)	$(126)	$(16)
Non-interest (loss) income	113	21	(17)
Total revenue	43	(105)	(33)
PCL	(1)	(2)	6
Non-interest expense	40	37	33
Income (recoveries) taxes (1)	(122)	(130)	(234)
Net income (loss) (2)	$126	$(10)	$162

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and non-controlling interests (NCI). Net income attributable to NCI for the three months ended October 31, 2014 was $24 million (July 31, 2014 – $23 million; October 31, 2013 – $24 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended October 31, 2014 was $101 million as compared to $174 million last quarter and $94 million last year period. For further discussion, refer to the How we measure and report our business segments section of our 2014 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q4 2014

Net income was $126 million largely reflecting gains on private equity investments related to the sale of a legacy portfolio and asset/liability management activities.

Q3 2014

Net loss was $10 million largely reflecting net unfavourable tax adjustments, which was mostly offset by asset/liability management activities.

Q4 2013

Net income was $162 million largely reflecting net favourable tax adjustments including a $124 million income tax adjustment which related to prior years, and asset/liability management activities.

KEY PERFORMANCE AND NON-GAAP MEASURES

Additional information about these and other key performance and non-GAAP measures can be found under the Key performance and Non-GAAP Measures section of our 2014 Annual Report.

Return on Equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and return on equity (ROE). ROE does not have a standardized meaning under GAAP. We use ROE as a measure of return on the capital invested in our business. The following table provides a summary of our ROE calculations:

Calculation of Return on Equity

	For the three months ended							For the year ended
	October 31, 2014							October 31, 2014
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$1,143	$280	$254	$111	$389	$95	$2,272	$8,697
Total average common equity(1)(2)	$16,000	$5,650	$1,650	$2,250	$14,450	$7,450	$47,450	$45,700
ROE(1)	28.3%	19.6%	61.5%	19.5%	10.7%	n.m.	19.0%	19.0%

(1)	Average common equity represent rounded figures. ROE is based on actual balances before rounding.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
n.m	not meaningful.

Non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. Results and measures excluding specified items are non-GAAP measures. We believe that providing information excluding the items specified below is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance and should enhance the comparability of our comparative periods. For further information refer to the Key Performance and non-GAAP measures section of our 2014 Annual Report.

Our results were impacted by the following specified items:

•	In Q3 2014, a loss of $40 million (before and after-tax), which includes foreign currency translation, related to the closing of the sale of RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively “RBC Jamaica”).

•	In Q1 2014, a loss of $60 million (before and after-tax) also related to the sale of RBC Jamaica noted above, along with provisions related to post-employment benefits and restructuring charges in the Caribbean of $40 million ($32 million after-tax).

•	In Q4 2013, a charge of $160 million ($118 million after-tax) as a result of new tax legislation in Canada in Insurance.

Non-GAAP measures - Consolidated
	For the twelve months ended October 31, 2014				For the three months ended July 31, 2014
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Loss related to sale of RBC Jamaica	Provision for post-employment benefits and restructuring charge in the Caribbean	Adjusted	Reported	Loss related to sale of RBC Jamaica	Adjusted
Net income	$9,004	$100	$32	$9,136	$2,378	$40	$2,418
Basic earnings per share	$6.03	$0.07	$0.02	$6.12	$1.59	$0.03	$1.62
Diluted earnings per share	$6.00	$0.07	$0.02	$6.09	$1.59	$0.03	$1.62
ROE	19.0%			19.3%	19.6%		20.0%

Non-GAAP measures - Personal & Commercial Banking
	For the twelve months ended October 31, 2014				For the three months ended July 31, 2014
(Millions of Canadian dollars)	Reported	Loss related to sale of RBC Jamaica	Provision for post-employment benefits and restructuring charge in the Caribbean	Adjusted	Reported	Loss related to sale of RBC Jamaica	Adjusted
Net income	$4,475	$100	$32	$4,607	$1,138	$40	$1,178

Non-GAAP measures - Insurance
	For the twelve months ended October 31, 2013				For the three months ended October 31, 2013
(Millions of Canadian dollars)	Reported	Charge related to certain individual life insurance policies		Adjusted	Reported	Charge related to certain individual life insurance policies	Adjusted
PBCAE	$2,784	$	(160)	$2,624	$878	$(160)	$718
Net income	$595	$	118	$713	$107	$118	$225

Consolidated Balance Sheets

(Millions of Canadian dollars)	October 31 2014 (1)	July 31 2014(2)	October 31 2013 (1)
Assets
Cash and due from banks	$17,421	$16,297	$15,550
Interest-bearing deposits with banks	8,399	5,383	9,039

Securities
Trading	151,380	152,756	144,023
Available-for-sale	47,768	46,358	38,687
	199,148	199,114	182,710
Assets purchased under reverse repurchase agreements and securities borrowed	135,580	135,205	117,517

Loans
Retail	334,987	329,831	320,627
Wholesale	102,236	102,516	90,182
	437,223	432,347	410,809
Allowance for loan losses	(1,994)	(1,926)	(1,959)
	435,229	430,421	408,850
Investments for account of segregated fund holders	675	645	513

Other
Customers’ liability under acceptances	11,462	10,443	9,953
Derivatives	87,402	72,823	74,822
Premises and equipment, net	2,684	2,603	2,636
Goodwill	8,647	8,568	8,332
Other intangibles	2,775	2,782	2,777
Investments in associates	295	306	247
Prepaid pension benefit cost	138	179	161
Other assets	30,695	29,101	26,638
	144,098	126,805	125,566
Total assets	$940,550	$913,870	$859,745

Liabilities

Deposits
Personal	$209,217	$204,427	$194,943
Business and government	386,660	377,635	354,593
Bank	18,223	19,629	13,543
	614,100	601,691	563,079
Insurance and investment contracts for account of segregated fund holders	675	645	513

Other
Acceptances	11,462	10,443	9,953
Obligations related to securities sold short	50,345	52,054	47,128
Obligations related to assets sold under repurchase agreements and securities loaned	64,331	65,423	60,416
Derivatives	88,982	75,096	76,745
Insurance claims and policy benefit liabilities	8,564	8,473	8,034
Accrued pension and other post-employment benefit expense	2,420	2,205	2,027
Other liabilities	37,309	37,533	34,947
	263,413	251,227	239,250
Subordinated debentures	7,859	6,810	7,443
Trust capital securities	-	-	-
Total liabilities	$886,047	$860,373	$810,285
Equity attributable to shareholders
Preferred shares	4,075	4,750	4,600
Common shares (shares issued - 1,442,232,886, 1,441,535,962 and 1,441,055,616)	14,511	14,475	14,377
Treasury shares - preferred (shares held - (1,207), 57,070 and (46,641))	-	(1)	1
- common (shares held - (891,733), (117,579) and (666,366))	71	10	41
Retained earnings	31,615	30,526	27,438
Other components of equity	2,418	1,954	1,208
	52,690	51,714	47,665
Non-controlling interests	1,813	1,783	1,795
Total equity	54,503	53,497	49,460
Total liabilities and equity	$940,550	$913,870	$859,745

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Income

	For the three-months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2014 (1)	July 31 2014 (1)	October 31 2013 (1)	October 31 2014 (2)	October 31 2013 (2)

Interest income
Loans	$4,269	$4,318	$4,173	$16,979	$16,354
Securities	933	1,097	982	3,993	3,779
Assets purchased under reverse repurchase agreements and securities borrowed	253	237	222	971	941
Deposits with banks	21	21	14	76	74

	5,476	5,673	5,391	22,019	21,148

Interest expense
Deposits and other	1,463	1,493	1,445	5,873	5,694
Other liabilities	390	473	522	1,784	1,869
Subordinated debentures	63	60	73	246	336
	1,916	2,026	2,040	7,903	7,899
Net interest income	3,560	3,647	3,351	14,116	13,249

Non-interest income
Insurance premiums, investment and fee income	1,167	1,383	1,083	4,957	3,911
Trading revenue	(153)	285	260	742	867
Investment management and custodial fees	886	838	759	3,355	2,870
Mutual fund revenue	691	671	576	2,621	2,201
Securities brokerage commissions	347	340	334	1,379	1,337
Service charges	386	380	368	1,494	1,437
Underwriting and other advisory fees	428	552	394	1,809	1,569
Foreign exchange revenue, other than trading	207	215	187	827	748
Card service revenue	180	181	145	689	632
Credit fees	239	317	320	1,080	1,092
Net gain on available-for-sale securities	62	36	51	192	188
Share of profit in joint ventures and associates	34	44	32	162	159
Other	348	101	59	685	422
Non-interest income	4,822	5,343	4,568	19,992	17,433
Total revenue	8,382	8,990	7,919	34,108	30,682
Provision for credit losses	345	283	334	1,164	1,237
Insurance policyholder benefits, claims and acquisition expense	752	1,009	878	3,573	2,784

Non-interest expense
Human resources	2,581	2,866	2,530	11,031	10,248
Equipment	288	287	289	1,147	1,081
Occupancy	333	350	324	1,330	1,235
Communications	242	191	210	779	728
Professional fees	263	178	222	763	753
Outsourced item processing	58	59	60	246	250
Amortization of other intangibles	176	171	147	666	566
Impairment of other intangibles	6	2	10	8	10
Impairment of investments in joint ventures and associates	(17)	5	-	-	20
Other	410	493	359	1,691	1,323
	4,340	4,602	4,151	17,661	16,214

Income before income taxes from continuing operations	2,945	3,096	2,556	11,710	10,447
Income taxes	612	718	455	2,706	2,105

Net income from continuing operations	2,333	2,378	2,101	9,004	8,342
Net loss from discontinued operations	-	-	-	-	-
Net income	$2,333	$2,378	$2,101	$9,004	$8,342

Net income attributable to:
Shareholders	$2,316	$2,352	$2,077	$8,910	$8,244
Non-controlling interests	17	26	24	94	98
	$2,333	$2,378	$2,101	$9,004	$8,342
Basic earnings per share (in dollars)	$1.57	$1.59	$1.40	$6.03	$5.53
Diluted earnings per share (in dollars)	1.57	1.59	1.39	6.00	5.49
Dividends per common share (in dollars)	0.75	0.71	0.67	2.84	2.53

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Comprehensive Income
	For the three-months ended			For the year ended
(Millions of Canadian dollars)	October 31 2014 (1)	July 31 2014 (1)	October 31 2013 (1)	October 31 2014 (2)	October 31 2013 (2)
Net income	$2,333	$2,378	$2,101	$9,004	$8,342
Other comprehensive income (loss), net of taxes Items that will be reclassified subsequently to income:
Net change in unrealized gains on available-for-sale securities
Net unrealized gains on available-for-sale securities	22	39	83	143	15
Reclassification of net gains on available-for-sale securities to income	(16)	(7)	(7)	(58)	(87)
	6	32	76	85	(72)
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	924	(203)	732	2,743	1,402
Net foreign currency translation (losses) gains from hedging activities	(470)	166	(496)	(1,585)	(912)
Reclassification of losses on foreign currency translation to income	-	47	1	44	1
Reclassification of (gains) losses on net investment hedging activities to income	-	-	(1)	3	(1)
	454	10	236	1,205	490
Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(32)	2	(140)	(108)	(11)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	36	(3)	(2)	28	(30)
	4	(1)	(142)	(80)	(41)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans	(152)	(178)	(75)	(236)	319
Net fair value change due to credit risk on financial liabilities through profit or loss	51	(28)	-	(59)	-
Total other comprehensive income (loss), net of taxes	363	(165)	95	915	696
Total comprehensive income	$2,696	$2,213	$2,196	$9,919	$9,038
Total comprehensive income attributable to:
Shareholders	$2,679	$2,187	$2,172	$9,825	$8,940
Non-controlling interests	17	26	24	94	98
	$2,696	$2,213	$2,196	$9,919	$9,038

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Changes in Equity

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares - preferred	Treasury shares - common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non- controlling interests	Total equity
Balance at November 1, 2011 (1)	$4,813	$14,010	$-	$8	$20,084	$259	$71	$160	$490	$39,405	$1,758	$41,163
Changes in equity
Issues of share capital	-	313	-	-	-	-	-	-	-	313	-	313
Sales of treasury shares	-	-	98	5,186	-	-	-	-	-	5,284	-	5,284
Purchases of treasury shares	-	-	(97)	(5,164)	-	-	-	-	-	(5,261)	-	(5,261)
Share-based compensation awards	-	-	-	-	(9)	-	-	-	-	(9)	-	(9)
Dividends on common shares	-	-	-	-	(3,291)	-	-	-	-	(3,291)	-	(3,291)
Dividends on preferred shares and other	-	-	-	-	(258)	-	-	-	-	(258)	(92)	(350)
Other	-	-	-	-	5	-	-	-	-	5	(3)	2
Net income	-	-	-	-	7,410	-	-	-	-	7,410	97	7,507
Total other comprehensive income	-	-	-	-	(779)	160	125	56	341	(438)	1	(437)
Balance at October 31, 2012 (1)	$4,813	$14,323	$1	$30	$23,162	$419	$196	$216	$831	$43,160	$1,761	$44,921
Changes in equity
Issues of share capital	-	121	-	-	-	-	-	-	-	121	-	121
Common shares purchased for cancellation	-	(67)	-	-	(341)	-	-	-	-	(408)		(408)
Preferred shares redeemed	(213)	-	-	-	(9)	-	-	-	-	(222)		(222)
Sales of treasury shares	-	-	127	4,453	-	-	-	-	-	4,580	-	4,580
Purchases of treasury shares	-	-	(127)	(4,442)	-	-	-	-	-	(4,569)	-	(4,569)
Share-based compensation awards	-	-	-	-	(7)	-	-	-	-	(7)	-	(7)
Dividends on common shares	-	-	-	-	(3,651)	-	-	-	-	(3,651)	-	(3,651)
Dividends on preferred shares and other	-	-	-	-	(253)	-	-	-	-	(253)	(94)	(347)
Other	-	-	-	-	(26)	-	-	-	-	(26)	30	4
Net income	-	-	-	-	8,244	-	-	-	-	8,244	98	8,342
Total other comprehensive income	-	-	-	-	319	(72)	490	(41)	377	696	-	696
Balance at October 31, 2013 (1)	$4,600	$14,377	$1	$41	$27,438	$347	$686	$175	$1,208	$47,665	$1,795	$49,460
Changes in equity
Issues of share capital	1,000	150	-	-	(14)	-	-	-	-	1,136	-	1,136
Common shares purchased for cancellation	-	(16)	-	-	(97)	-	-	-	-	(113)	-	(113)
Preferred shares redeemed	(1,525)	-	-	-	-	-	-	-	-	(1,525)	-	(1,525)
Sales of treasury shares	-	-	124	5,333	-	-	-	-	-	5,457	-	5,457
Purchases of treasury shares	-	-	(125)	(5,303)	-	-	-	-	-	(5,428)	-	(5,428)
Share-based compensation awards	-	-	-	-	(9)	-	-	-	-	(9)	-	(9)
Dividends on common shares	-	-	-	-	(4,097)	-	-	-	-	(4,097)	-	(4,097)
Dividends on preferred shares and other	-	-	-	-	(213)	-	-	-	-	(213)	(94)	(307)
Other	-	-	-	-	(8)	-	-	-	-	(8)	18	10
Net income	-	-	-	-	8,910	-	-	-	-	8,910	94	9,004
Total other comprehensive income	-	-	-	-	(295)	85	1,205	(80)	1,210	915	-	915
Balance at October 31, 2014	$4,075	$14,511	$-	$71	$31,615	$432	$1,891	$95	$2,418	$52,690	$1,813	$54,503

(1)	Derived from audited financial statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2014 Annual Report; anti-money laundering; growth in wholesale credit; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology, information management, social media risk, environmental, and third party and outsourcing risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2014 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2014 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this Q4 2014 Earnings Release, quarterly results slides, Supplementary Financial Information and our 2014 Annual Report, 2014 Annual Information Form (AIF) and Annual Report on Form 40-F (Form 40-F) on our website at rbc.com/investorrelations. Shareholders may request a hard copy of our 2014 Annual Report, AIF and Form 40-F free of charge by contacting Investor Relations at (416) 955-7802. Our Form 40-F will be filed with the SEC.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Wednesday December 3rd, 2014 at 8:00 a.m. (EST) and will feature a presentation about our fourth quarter and 2014 results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-888-789-9572, passcode 1952784#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 p.m. (EST) on December 3rd, 2014 until February 24th, 2015 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 2308956#).

Media Relations Contacts

Tanis Feasby, Director, Financial Communications, tanis.feasby@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto) Sandra Nunes, Senior Manager, Financial Communications, sandra.nunes@rbc.com, 416-974-1794 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Lynda Gauthier, Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Christopher Taylor, Associate Director, Investor Relations, christopher.taylor@rbc.com, 416-955-7872

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 78,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 38 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.